CÜR MEDIA, INC.

136 New London Turnpike

Glastonbury, CT 06033
Tel.: (860) 633-5565

November 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste Murphy
Legal Branch Chief

Re:	CÜR Media, Inc.
Form 10-K for the year ended December 31, 2017 Filed May 7, 2018 File No. 000-55346

Ladies and Gentlemen:

We are in receipt of the comment of the Staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K of CÜR Media, Inc. (the “Company”), filed May 7, 2018, by letter dated November 8, 2018, addressed to Kelly Sardo, Interim President of the Company. As discussed with Mr. Gregory Dundas, Attorney Advisor, the Company hereby requests additional time to prepare its response. The Company anticipates that its response will be filed on or before November 30, 2018.

Please contact Eric C. Mendelson, Counsel to the Company, at (646) 278-0886, with any questions or further comments.

Sincerely yours, CÜR Media, Inc.

/s/ William West Duker
William West Duker
Director